EXHIBIT 21

List of Subsidiaries

Subsidiary	Place Incorporated	Percentage Owned	Parent
Shiner International, Inc.	Nevada, USA		None
Shimmer Sun Co. Ltd. (“Shimmer Sun”)	China	100%	Shiner International, Inc.
Hainan Shiny-Day Color Printing Packaging Co., Ltd. (“Shiny Day”)	China	100%	Shiner International, Inc.
Zhuhai Huanuo Packaging Material Co., Ltd.	China	100%	Shiner International, Inc. (30%) Shiner Industrial (70%)
Hainan Shiner Industrial Co., Ltd. (“Shiner Industrial”)	China	100%	Shiny-Day
Shanghai Juneng Functional Film Company, Ltd.	China	70%	Shiner Industrial
Hainan Modern Hi-Tech Industrial Co., Ltd.	China	100%	Shiny-Day (40%) Shiner Industrial (60%)
Hainan Shunhao New Materials Co., Ltd. (“Shunhao”)	China	100%	Shimmer Sun
Hainan Yongxin Environmental Co., Ltd. (“Yongxin”)	China	100%	Shunhao
Ningbo Neisuoer Latex Co., Ltd.	China	65%	Yongxin